The J. Jill Group, Inc.
4 Batterymarch Park
Quincy, MA  02169-7468

September 26, 2006

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	The J. Jill Group, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-3
File No.: 333-55512
Request for Withdrawal of Post-Effective Amendment
No. 1 to Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), The J. Jill Group, Inc. (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-55512), (the “Post-Effective Amendment”).

The Post-Effective Amendment was initially filed with the Commission on May 13, 2005 but has not been declared effective by the Commission.  On May 3, 2006 the Company was acquired by The Talbots Inc. and a Form 15 terminating the registration of the Company’s Common Stock under Section 12(g) of the Securities Exchange Act of 1934 was filed.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act, and is withdrawing the Registration Statement at the suggestion of the Commission.

If you have any questions or comments relating to this request for withdrawal, please contact our attorney, David R. Pierson of Foley Hoag LLP, at 617-832-1146.

Very truly yours,

THE J. JILL GROUP, INC.

/s/ Mara D. Calame
Mara D. Calame
VP/Corporate Counsel